ALLERPOPS
2021 Report

Dear investors,

Dear investors,

Thank you for your investment in the last round that helped us to achieve the milestone we promised, completing the clinical trial.

The study was initiated in early April, with full enrollment reached by September. The company worked with dicentra, a world-renowned Contract Research Organization (CRO) based in Toronto, Canada, to complete this trial.

This phase II trial, the first clinical trial sponsored by AllerPops Corp., established that AllerPops relieved the symptoms of airborne allergies. Described as a randomized, double-blind, controlled, single-center, 21-day study, it attempted to determine the safety and effectiveness of AllerPops in relieving nasal allergy symptoms, such as sneezing or airway blockage. The trial concluded that AllerPops significantly improved nasal symptoms, with relief lasting at least a week after treatment halted. Moreover, the study found that AllerPops was safe to consume, with no changes in vital signs after 2 weeks and only minimal side effects, if any.

In addition, we also developed three new products, two for human oral hygiene that will enhance and sustain relief from AllerPops and one for a dog who has allergies.

Now we are ready to focus on expanding the market. that is why we are beginning to raise funds on Wefunder. We invite you to join us in this campaign. We can liberate millions from allergies in the US and billions worldwide.

We need your help!

We are grateful that our investors have supported us in the last two years and welcome our investors to get involved as much as possible in the future. These are the areas they can be part of the business. 1. participate in the quarterly meeting and ask questions about our performance. Your critics from different viewpoints are helpful. 2. Try our new product and give us feedback. 3. Be part of our social media and share your experience with AllerPops products.

Sincerely,

Amanda Giannini

CFO

Cliff Han

Founder and CEO

Our Mission

In 5 years, we want to be the primary producer of all-natural, drug-free, and causal correcting allergy relief globally. These projections are not guaranteed.

See our full profile



How did we do this year?

Report Card

A-



The Good

- We completed the clinical trial successfully.
- We have developed three new products.
- The book, Nothing to Sneeze at, is ready to publish.



The Bad

- Our financial condition has been stressful.
- We were not able to expand the market due to limited resources.
- Social media accounts did not grow.

2021 At a Glance

January 1 to December 31



$$$$

$58,156 +43%
Revenue



-$353,340
Net Loss



IOU!

$19,360 +60%
Short Term Debt



$320,665
Raised in 2021



$65,000
Cash on Hand
As of 12/15/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We manufacture and distribute AllerPops, an all-natural allergy remedy that relieves airborne allergies for months to years.

In 5 years, we want to be the primary producer of all-natural, drug-free, and causal correcting allergy relief globally. These projections are not guaranteed.

Milestones

AllerPops Corp was incorporated in the State of New Mexico in April 2016.

Since then, we have:

Since then, we have:

🧪 Thanks to investors, our clinical trials proved AllerPops is effective for lasting allergy relief.

😀 Over ten thousand customers are satisfied with our astonishing 94.5% efficacy rate!

🗄️ Seven patents are issued from the US & internationally, protecting both composition & method.

💰AllerPops has generated more than $230K in revenue during our product development and market test.

🍭50 million people in the US can suck the lollipops and get relief for months to years.

☂️300 million people in the US can potentially benefit from AllerPops to prevent allergies.

👷AllerPops and its partners are forming a super virtual organization ready for national marketing.

Historical Results of Operations

For the period ended December 31, 2021, The company had revenues of $58,156 compared to the year ended December 31, 2020, when the Company had revenues of $40,802.

Our gross margin was 71.81% in fiscal year 2021, compared to 76.14% in 2020. As of December 31, 2021, the Company had total assets of $181,458, including $26,616 in cash.

As of December 31, 2020, the Company had $149,353 in total assets, including $12,856 in cash.

The Company has had net losses of $353,340 and net losses of $144,837 for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

The Company's liabilities totaled $311,322 for the fiscal year ended December 31, 2021 and $208,054 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $753,799 in debt and 320,665 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 11 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital within a month. Except as otherwise described in this Form C, we may have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is impossible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AllerPops Corp cash in hand is $65,000 as of December 2022. Over the last three months, revenues have averaged $1,253/month, the cost of goods sold has averaged $86/month, and operational expenses have averaged $37,065/month, for an average burn rate of $35,898 per month. We intend to be profitable in 12 months.

In 2022 we took on about $500K in debt. We also conducted and paid for a one-time clinical trial costing about $260K. Our revenue has remained relatively flat from 2021 to 2022 due to a lack of marketing efforts.

In 2021-2022 AllerPops achieved the milestone promised, completing the clinical trial.

The study was initiated in early April, with full enrollment reached by September. The company worked with dicentra, a world-renowned Contract Research Organization (CRO) based in Toronto, Canada, to complete this trial.

This phase II trial, the first clinical trial sponsored by AllerPops Corp., established that AllerPops relieved the symptoms of airborne allergies. Described as a randomized, double-blind, controlled, single-center, 21-day study, it attempted to determine the safety and effectiveness of AllerPops in relieving nasal allergy symptoms, such as sneezing or airway blockage. The trial concluded that AllerPops significantly improved nasal symptoms, with relief lasting at least a week after treatment halted. Moreover, the study found that AllerPops was safe to consume, with no changes in vital signs after two weeks and only minimal side effects, if any.

In addition, we also developed three new products, two for human oral hygiene that will enhance and sustain relief from AllerPops and one for a dog with allergies. We expect our revenue to grow to $200K over the next six months, and our cumulative expenses for the next six months are forecast to be $400K.

AllerPops is not currently profitable. We need to raise a minimum of $1M to deploy on a national

AllerPops is not currently profitable. We need to raise a minimum of $1M to deploy on a national marketing strategy, increase our inventory production and invest in key hires. We anticipate reaching profitability over the course of the 12-15 months.

We will raise additional funds through the same preferred stock Seed round outside of Wefunder. We are also exploring additional non-dilutive and debt funding sources to manage short-term cash burn throughout the course of the campaign.

Forward-looking projections cannot be guaranteed.

Net Margin: -608% **Gross Margin: 72%** **Return on Assets: -195%** **Earnings per Share: -$0.05** **Revenue per Employee: $58,156** **Cash to Assets: 15%** **Revenue to Receivables: 19,385%** **Debt Ratio: 172%**

Allerpops_Financial_Statements_and_Review_Report_-_2020_and_2021_11.29.22_final.pdf

Allerpops_Financials_and_CPA_Review_Report_2018_and_2019.pdf

We ❤ Our 282 Investors

Thank You For Believing In Us

Martin Witt
Peter F Cikalo
Robert Atcher
Jerry Cellilo
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Fraser E Goff
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Linda N McCormick
Maxwell Ubah
Rowland Hamilton Invest...
William Johnson, IV
Shihai Feng

Charles Patton
Danny Mathis
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Dongping Wang
Jenny Banh
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Jeanne Clougher
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Nan Zou
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Philip Ward
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Colleen Dion
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Hunter Williams
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Rachel Lee
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Victoria Wang And Jennif...
Na Leng
Conrad Kegel
Karen Zondlo
Xiaoxi Wu
Laura Wendelberger
Lynne Goodwin
Leo Chan
Steve C.
Robert Travis
Daniel Weiss
Diane Spengler
Vijayakumar Aluru
Jacob Atwell
Lance Shaffer
Jeff Sendbo
Brandon Loveless
Leon Dusoe
Wendy Terrien
Mitchell Sodikoff
Helena Scott
Phyllis Hamm
Jignesh Patel
Penny Guy
Audrey Hayes
Jim Pressley
Jim Pressley

Thank You!

From the AllerPops Team



Cliff Han
Founder and CEO



Paul J. Scott

CMO (Fractional)

Mr. Scott has strong branding, digital strategy, and marketing background along with 21+ years of experience in digital, branding, marketing, websites/web app technology, and advertising to advance and grow the brands and companies he works with.





Amanda Giannini

CFO (Fractional)

Amanda Gianinni has 18 years of C-Level finance experience focused on venture-backed startup companies and venture capital.





Stuart Rose

Advisor

Stuart Rose founded The BioScience Center in Albuquerque in 2012. A serial entrepreneur with more than four decades in the pharmaceutical manufacturing industry and a regular consultant to FDA.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Cliff Han	CEO @ AllerPops Corp	2016

Officers

OFFICER	TITLE	JOINED
Cliff Han	President CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Cliff Han	7,525,561 Common	93.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2020	$55,300		Section 4(a)(2)
05/2021	$258,665		4(a)(6)
11/2021	$62,000	Preferred Stock	Section 4(a)(2)
03/2022	$169,499		Section 4(a)(2)
03/2022	$428,000		Section 4(a)(2)
06/2022	$44,000		Section 4(a)(2)
11/2022	$57,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	06/15/2020	$55,300	$55,300	3.75%	12/15/2052	Yes
Cliff Han	03/11/2022	$169,499	$167,769	4.75%	03/11/2052	Yes
Cliff Han	03/22/2022	$428,000	$423,919	4.375%	03/22/2052	Yes
NMFA	06/03/2022	$44,000	$44,000	2.0%	06/03/2032	Yes
Na Leng, Paul Scot, Mary Campbell	11/21/2022	$57,000	$57,000	25.0%	05/31/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	4,000,000	455,630	Yes
Common	15,000,000	7,630,983	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	794,578

Risks

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

The allergy relief marketplace has highly competitive players. Many big pharmaceutical companies provide remedies for symptom relief. A startup, with a revolutionary solution but limited resources, may find it is a challenge too great to overcome.

The AllerPops manufacturer in China has been producing excellent products according to the company's request. Due to the instability of the trading relationship between US-China, the current supply chain may not fulfill the need in the future and the company

may not find a replacement on time.

FDA approval of AllerPops as an allergy remedy will help the marketing and branding of AllerPops greatly. The process may take a longer time than expected. FDA may require the company to provide more data from a bigger study.

A clinical trial to confirm what the company has observed among five thousand customers is important for our market expansion in the next stage. However, this third party experiment, though being carefully planned, may fail due to many unforeseeable reasons.

AllerPops takes a completely novel approach to help people get allergy relief by correct the cause of allergy. It will take time for society to accept the ultimate solution. An extensive education campaign is needed but may take more capital than the company can afford.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor^Q;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

AllerPops Corp

- New Mexico Corporation
- Organized April 2016
- 1 employees

1650 Trinity Dr.
Ste 103
Los Alamos NM 87544

https://allerpops.com

Business Description

Refer to the AllerPops profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

AllerPops has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.